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CUSIP No. 421933 10 2                                        (Page 1 of 5 Pages)

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  Schedule 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)

                       Health Management Associates, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  421933 10 2
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                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event which requires filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [X] Rule 13d-1(d)
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CUSIP No. 421933 10 2                                       (Page 2 of 5 Pages)


                                      13G

================================================================================
1              Names of Reporting Persons
               I.R.S. Identification No. of Above Persons (Entities Only)

               William J. Schoen
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2              Check the Appropriate Box if a Member of a Group  (a) [ ]
               (See Instructions)                                (b) [ ]
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3              SEC Use Only

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4              Citizenship or Place of Organization

               United States
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                       5  Sole Voting Power - 8,645,562
  Number of
   Shares              ---------------------------------------------------------
 Beneficially          6  Shared Voting Power - 0
  Owned by
    Each               ---------------------------------------------------------
  Reporting            7  Sole Dispositive Power - 8,645,562
 Person with
                       ---------------------------------------------------------
                       8  Shared Dispositive Power  - 4,671,612

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 9             Aggregate Amount Beneficially Owned by Each Reporting Person

               13,321,674 (The Reporting Person disclaims beneficial ownership with respect to an aggregate of 15,889 of such shares.)
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10             Check Box if the Aggregate Amount in Row (9) Excludes Certain
               Shares    [ ]
               (See Instructions)
--------------------------------------------------------------------------------
11             Percent of Class Represented by Amount in Row (9)

               5.1%
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12             Type of Reporting Person
               (See Instructions)
               IN
================================================================================
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CUSIP No. 421933 10 2                                       (Page 3 of 5 Pages)

Item 1(a).  Name of Issuer:

    Health Management Associates, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

    5811 Pelican Bay Boulevard
    Suite 500
    Naples, Florida 34108-2710

Item 2(a).  Name of Person Filing:

    William J. Schoen

Item 2(b).  Address of Principal Business Office, or, if none, Residence:

    c/o Health Management Associates, Inc.
    5811 Pelican Bay Blvd., Suite 500
    Naples, Florida 34108-2710

Item 2(c).  Citizenship:

    United States

Item 2(d).  Title of Class of Securities:

    Class A Common Stock

Item 2(e).  CUSIP Number:

    421933 10 2

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

    Not Applicable

Item 4. Ownership.

    (a) Amount Beneficially Owned:   13,321,674 shares

        Such amount consists of: (i) 395,528 shares owned by the Reporting Person directly; (ii) 11,389 shares owned by the Reporting Person as custodian for his son, as to which shares the Reporting Person disclaims beneficial ownership; (iii) 4,500 shares owned by the Reporting Person's wife as custodian for their son, as to which shares the Reporting Person disclaims beneficial ownership; (iv) an aggregate of 4,671,612 shares held by various trusts of which Mr. Schoen
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CUSIP No. 421933 10 2                                       (Page 4 of 5 Pages)

        is settlor, trustee and/or beneficiary; and (v) 8,238,645 shares subject to presently exercisable options held by the Reporting Person.

    (b) Percent of Class:  5.1%

    (c) Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:  8,645,562

        (ii)   shared power to vote or to direct the vote:  0

        (iii)  sole power to dispose or direct the disposition of:  8,645,562

        (iv)   shared power to dispose or direct the disposition of:  4,671,612

Item 5. Ownership of Five Percent or Less of a Class.

    Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

    Not Applicable

Item 8. Identification and Classification of Members of the Group.

    Not Applicable

Item 9. Notice of Dissolution of Group.

    Not Applicable

Item 10.  Certification.

    Not Applicable
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CUSIP No. 421933 10 2                                       (Page 5 of 5 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999            /s/ William J. Schoen
                                    ---------------------
                                    William J. Schoen